News Release
CIBC declares dividends
Toronto, ON — June 1, 2006 (NYSE: BCM, TSX: CM) — CIBC’s board of directors today declared a dividend of 70 cents per share on common shares for the quarter ending July 31, 2006 payable on July 28, 2006 to shareholders of record at the close of business on June 28, 2006.
Class A Preferred Shares
Other dividends per share for the quarter ending July 31, 2006, payable on July 28, 2006 to shareholders of record at the close of business on June 28, 2006, were declared as follows:
Series 18 — $0.343750

Series 19 — $0.309375

Series 23 — $0.331250

Series 24 — $0.375000

Series 25 — $0.375000

Series 26 — $0.359375

Series 27 — $0.350000

Series 28 — $0.020000

Series 29 — $0.337500

Series 30 — $0.300000
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.